SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34955

Deregistration under Section 8(f) of the Investment Company Act of 1940

June 30, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June 2023. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on July 25, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Direxion Insurance Trust [File No. 811-09761]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 30, 2015, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $2,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 9, 2022, and amended on March 3, 2023, and June 1, 2023.

Applicant's Address: 1301 Avenue of the Americas, 28th Floor, New York, New York 10019.

Dreyfus Amt-Free Municipal Cash Management Plus [File No. 811-06172]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 18, 2021, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $3,800 incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on June 15, 2022, and amended on August, 12, 2022, May 2, 2023 and May 3, 2023.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

Dreyfus Amt-Free New York Municipal Cash Management [File No. 811-06395]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 18, 2021, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $4,047.06 incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on June 15, 2022, and amended on August 12, 2022 and May 3, 2023.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

OSI ETF Trust [File No. 811-23167]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 17, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $5,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on January 13, 2023 and amended on March 30, 2023 and June 29, 2023.

Applicant's Address: 75 State Street, Suite 100, Boston, Massachusetts.

Pacific Funds Series Trust [File No. 811-10385]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Aristotle Funds Series Trust, and on April 17, 2023 made a final distribution to its shareholders based on net asset value. Expenses of $3,571,846 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on May 22, 2023.

Applicant's Address: 700 Newport Center Drive, Newport Beach, California 92660.

Stone Harbor Investment Funds [File No. 811-22037]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Virtus Opportunities Trust, and on April 8, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $ 347,000 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Date: The application was filed on June 5, 2023.

Applicant's Address: 31 West 52nd Street, 16th Floor, New York, New York 10019.

Value Line Centurion Fund Inc [File No. 811-03835]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 29, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $25,000 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on April 13, 2023 and amended on June 22, 2023.

Applicant's Address: 7 Time Square, Suite 1606, New York, New York 10036.

Value Line Funds Variable Trust [File No. 811-05276]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 29, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $20,000 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on April 13, 2023 and amended on June 22, 2023.

Applicant's Address: 7 Time Square, Suite 1606, New York, New York 10036.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Lynn Taylor,

Assistant Secretary.